EXHIBIT 99.1

Press Release dated July 22, 2011, Suncor Energy Releases 2011 Report on Sustainability

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases 2011 Report on Sustainability

Calgary, Alberta (July 22, 2011) — Suncor Energy Inc. reported today the release of its 2011 Report on Sustainability — a comprehensive review of the company’s environment, social and economic performance for the year. The report, themed “Performance. Partnerships. Possibilities,” outlines Suncor’s performance in 2010 and provides key five-year performance trends.

“This report is more than an expression of our commitment to sustainability,” said Steve Williams, chief operating officer. “It’s a candid account of our performance and the challenges we continue to face going forward. Through a strong focus on collaboration, we hope it can stimulate constructive discussion with our stakeholders about our energy future.”

The report outlines Suncor’s four environmental performance goals and updates the company’s progress on achieving them. All of the proposed reductions are absolute, except for energy efficiency which is intensity-based. The base year for the planned improvements is 2007.

•                  Reduce fresh water consumption by 12% by 2015

•                  Increase reclamation of disturbed land area by 100% by 2015

•                  Improve energy efficiency by 10% by 2015

•                  Reduce air emissions by 10% by 2015

Environment, social and economic performance highlights from the report include:

•                  Progress in reducing fresh water demand at our oil sands mining operations. Suncor’s gross fresh water withdrawal from the Athabasca River has declined by 36 per cent since 2004.* Water withdrawal is below 1998 levels, even though bitumen production has nearly tripled.

•                  Improvements in how we manage tailings. We began commercial implementation of our new TROTM process, which we expect will allow us to reduce existing tailings as well as the need for future ponds. By the end of 2011, Suncor expects to have spent $1.2 billion to implement the new technology. We also became the first oil sands company to achieve surface reclamation of a decommissioned tailings pond.

•                  Momentum on reducing greenhouse gas (GHG) emissions. Our climate change action plan has contributed to a 50 per cent decrease in GHG emission intensity at our oil sands operation from 1990 levels.*

•                  Steady investment in communities in which we operate. The total value of all contributions made to charitable, non-charitable and community groups in 2010 was $15.57 million.

•                  Significant contribution to the economy. Suncor spent $9.4 billion** on goods and services in 2010, including $277 million on goods and services from Aboriginal businesses serving the Wood Buffalo region, home to our oil sands business.

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

Suncor created the 2010 Report on Sustainability using the Global Reporting Initiative (GRI) GR3 guidelines, to the GRI A+ reporting level — an internationally recognized standard in sustainability reporting. As in previous years, Suncor enlisted the guidance of Ceres, a network of investors, labour, environmentalists and other public interest groups in developing the report.

The web-based report, which includes articles, photos, data tables, charts and graphs and a video featuring Suncor employees, partners and stakeholders, as well as a summary PDF document, is now available at www.suncor.com/sustainability. Readers are encouraged to submit feedback on the report by visiting the website or emailing info@suncor.com. A printed magazine-style 2011 Summary Report on Sustainability will be mailed to stakeholders in late July.

To see Suncor’s social media release about the report, please visit [Marketwire to insert URL]

* As at December 31, 2010

** Excludes spend on goods and services in Libya and Syria

TM Trademark of Suncor Energy Inc.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expects,” planned,” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to planned environmental performance goals, the expectation that TROTM technology will allow us to reduce existing tailings as well as the need for future ponds and Suncor’s plan to spend $1.2 billion to implement the new TROTM technology by the end of 2011.  Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the first quarter of 2011 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Media inquiries:
403-296-4000
media@suncor.com